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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response 2.50

FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐  Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Diego Pellicer Worldwide, Inc.

Full Name of Registrant:

N/A__________________________________________________________________________________________

Former Name if Applicable:

6160 Plumas Street, Suite 100

Address of Principal Executive Office (Street and number):

Reno, Nevada 89519

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

SEC 1344 (06-19) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Management of Diego Pellicer Worldwide, Inc. a Delaware corporation (the “Company”), deems additional time is necessary in order to fully compile the necessary financial information and adequately complete its financial statements required to prepare its Quarterly Report on Form 10-Q for the period ended September 30, 2020. Management deems it necessary that additional time be provided in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Quarterly Report. Management anticipates the filing of its Quarterly Report within the extension period provided.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Christopher D. Strachan	516	3799
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

 Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 Yes ☐    No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DIEGO PELLICER WORLDWIDE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 16, 2020	By	/s/ Christopher D. Strachan
Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).

INSTRUCTION: The form may be signed by an executive ofﬁcer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive ofﬁcer), evidence of the representative’s authority to sign on behalf of the registrant shall be ﬁled with the form.

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and ﬁled with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or ﬁled with the form will be made a matter of public record in the Commission ﬁles.
3.	A manually signed copy of the form and amendments thereto shall be ﬁled with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notiﬁcations must also be ﬁled on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identiﬁed as an amended notiﬁcation.
5.	Interactive data submissions. This form shall not be used by electronic ﬁlers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic ﬁlers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).